Exhibit 99.1
EVOGENE LTD. AND ITS SUBSIDIARIES

INTERIM CONSOLIDATED FINANCIAL STATEMENTS

AS OF JUNE 30, 2021

U.S. DOLLARS IN THOUSANDS

UNAUDITED

CONSOLIDATED INTERIM STATEMENTS OF FINANCIAL POSITION

U.S. dollars in thousands (except share and per share data)

	June 30,	December 31,
	2021	2020
	Unaudited	Audited
CURRENT ASSETS:
Cash and cash equivalents	$42,755	$46,229
Marketable securities	20,609	-
Short-term bank deposits	2,000	2,000
Trade receivables	208	222
Other receivables and prepaid expenses	2,295	3,372
	67,867	51,823
LONG-TERM ASSETS:
Long-term deposits	12	9
Right-of-use-assets	1,876	1,872
Property, plant and equipment, net	2,105	2,072
Intangible assets, net	15,677	16,139
	19,670	20,092
	$87,537	$71,915
CURRENT LIABILITIES:
Trade payables	$1,203	$863
Employees and payroll accruals	2,217	2,535
Lease liability	785	777
Liabilities in respect of government grants	144	72
Pre-funded warrants	-	4,144
Deferred revenues and other advances	26	47
Other payables	951	1,238
	5,326	9,676
LONG-TERM LIABILITIES:
Lease liability	1,602	1,663
Liabilities in respect of government grants	3,966	3,694
	5,568	5,357
SHAREHOLDERS' EQUITY:
Ordinary Shares of NIS 0.02 par value: Authorized – 150,000,000 shares; Issued and outstanding – 40,621,124 as of June 30, 2021 and 35,600,088 as of December 31, 2020	231	200
Share premium and other capital reserve	258,258	225,121
Accumulated deficit	(192,088)	(179,276)

Equity attributable to equity holders of the Company	66,401	46,045

Non-controlling interests	10,242	10,837

Total equity	76,643	56,882

	$87,537	$71,915

The accompanying notes are an integral part of the consolidated financial statements.

CONSOLIDATED INTERIM STATEMENTS OF PROFIT OR LOSS

U.S. dollars in thousands (except share and per share data)

	Six months ended June 30,
	2021	2020
	Unaudited

Revenues	$468	$373
Cost of revenues	399	153

Gross profit	69	220

Operating expenses:

Research and development, net	9,283	8,478
Business development	1,242	1,438
General and administrative	3,249	2,388

Total operating expenses	13,774	12,304

Operating loss	(13,705)	(12,084)

Financing income	617	643
Financing expenses	(919)	(584)

Financing income (expense), net	(302)	59

Loss before taxes on income	(14,007)	(12,025)
Taxes on income	11	7

Loss	$(14,018)	$(12,032)

Attributable to:
Equity holders of the Company	$(12,812)	$(10,468)
Non-controlling interests	(1,206)	(1,564)
	$(14,018)	$(12,032)

Basic and diluted loss per share, attributable to equity holders of the Company	$(0.32)	$(0.41)

Weighted average number of Shares used in computing basic and diluted loss per share	39,778,174	25,754,297

The accompanying notes are an integral part of the consolidated financial statements.

CONSOLIDATED INTERIM STATEMENTS OF CHANGES IN EQUITY

U.S. dollars in thousands

	Attributable to equity holders of the Company
	Share capital	Share premium and other capital reserves	Accumulated deficit	Total	Non-controlling interests	Total equity
	Unaudited

Balance as of January 1, 2020	$142	$205,904	$(155,902)	$50,144	$10,073	$60,217

Loss	-	-	(10,468)	(10,468)	(1,564)	(12,032)

Benefit to non-controlling interests regarding share-based compensation	-	(6)	-	(6)	6	-

Share-based compensation		92		92	2,697	2,789

Balance as of June 30, 2020	$142	$205,990	$(166,370)	$39,762	$11,212	$50,974

	Attributable to equity holders of the Company
	Share capital	Share premium and other capital reserves	Accumulated deficit	Total	Non-controlling interests	Total equity
	Unaudited

Balance as of January 1, 2021	$200	$225,121	$(179,276)	$46,045	$10,837	$56,882

Loss	-	-	(12,812)	(12,812)	(1,206)	(14,018)

Issuance of Ordinary Shares	24	27,898	-	27,922	-	27,922

Exercise of pre-funded warrants	6	4,359	-	4,365	-	4,365

Forfeiture of non-controlling interests regarding share-based compensation	-	186	-	186	(186)	-

Benefit to non-controlling interests regarding share-based compensation	-	(13)	-	(13)	13	-

Exercise of options	1	402	-	403	-	403

Share-based compensation	-	305	-	305	784	1,089

Balance as of June 30, 2021	$231	$258,258	$(192,088)	$66,401	$10,242	$76,643

The accompanying notes are an integral part of the consolidated financial statements.

CONSOLIDATED INTERIM STATEMENTS OF CASH FLOWS

U.S. dollars in thousands

	Six months ended June 30,
	2021	2020
	Unaudited
Cash flows from operating activities

Loss	$(14,018)	$(12,032)

Adjustments to reconcile loss to net cash used in operating activities:

Adjustments to the profit or loss items:

Depreciation	672	916
Amortization of intangible assets	462	465
Share-based compensation	1,089	2,789
Pre-funded warrants issuance expenses	212	-
Net financing income	(7)	(66)
Taxes on income	11	7

	2,439	4,111
Changes in asset and liability items:

Decrease in trade receivables	14	13
Decrease in other receivables and prepaid expenses	1,010	390
Increase in long-term deposits	(3)	-
Increase (decrease) in trade payables	355	(234)
Decrease in employees and payroll accruals	(318)	(483)
Decrease in other payables	(278)	(229)
Increase (decrease) in deferred revenues and other advances	(21)	172

	759	(371)
Cash received (paid) during the period for:

Interest received	145	166
Interest paid	(138)	(118)
Taxes paid	(11)	(7)

Net cash used in operating activities	$(10,824)	$(8,251)

The accompanying notes are an integral part of the consolidated financial statements.

CONSOLIDATED INTERIM STATEMENTS OF CASH FLOWS

U.S. dollars in thousands

	Six months ended June 30,
	2021	2020
	Unaudited
Cash flows from investing activities:

Purchase of property, plant and equipment	(407)	(415)
Proceeds from sale of marketable securities	406	2,097
Purchase of marketable securities	(20,990)	-
Proceeds from bank deposits, net	-	3,000

Net cash provided by (used in) investing activities	$(20,991)	$4,682

Cash flows from financing activities:

Proceeds from issuance of Ordinary Shares, net of issuance expenses	27,922	-
Proceeds from exercise of options	460	-
Repayment of lease liability	(316)	(329)
Proceeds from government grants	380	175
Repayment of government grants	(20)	(11)

Net cash provided by (used in) financing activities	28,426	(165)

Exchange rate differences - cash and cash equivalent balances	(85)	60

Decrease in cash and cash equivalents	(3,474)	(3,674)

Cash and cash equivalents, at the beginning of the period	46,229	34,748

Cash and cash equivalents, at the end of the period	$42,755	$31,074

Significant non-cash activities
Acquisition of property, plant and equipment	$42	$117

Increase of right-of-use asset recognized with corresponding lease liability	$317	$-

The accompanying notes are an integral part of the consolidated financial statements.

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 1: –    GENERAL

a.
Evogene Ltd. (“Evogene” and together with its subsidiaries, the “Company”) was founded on October 10, 1999, as Agro Leads Ltd., a division of Compugen Ltd. In 2002, the Company was spun-off as an independent corporation under the laws of the State of Israel, and changed its name to Evogene Ltd.

The Company is a leading computational biology company focused on revolutionizing product discovery and development in multiple life-science based industries, including human health, and agriculture through the use of its broadly applicable Computational Predictive Biology (“CPB”) platform. The CPB platform, incorporating a deep understanding of biology leveraged through the power of Big Data and Artificial Intelligence, has been designed to computationally discover and uniquely guide the development of life-science products based on microbes, small molecules and genetic elements. Utilizing the CPB platform, Evogene and its subsidiaries are now advancing product pipelines for human microbiome-based therapeutics through Biomica Ltd., medical cannabis through Canonic Ltd., ag-biologicals through Lavie Bio Ltd., ag-chemicals through AgPlenus Ltd., and ag-solutions for castor oil production through Casterra Ag Ltd.

Furthermore, the Company intends to continue to finance its operating activities by raising capital and seeking collaborations with multinational companies in the industry.

The Company's management and board of directors are of the opinion that the Company’s current financial resources will be sufficient to continue the development of the Company's products in the foreseeable future.

b.	The Company principally derives its revenues from collaboration arrangements, see Note 3. For revenues from major customers see Note 7d.

c.
The Company has the following subsidiaries: Casterra Ag Ltd. (formerly Evofuel Ltd.), Evogene Inc., Biomica Ltd., AgPlenus Ltd., AgPlenus Inc., Lavie Bio Ltd., Lavie Bio Inc., Lavie Bio Tech Inc., Taxon Biosciences, Inc. and Canonic Ltd.

Casterra Ag Ltd. was incorporated on January 1, 2012 and is currently focusing on the development of improved castor bean seeds for industrial uses.

Evogene Inc. was incorporated in Delaware, United States on September 22, 2006. From 2015 to 2019, Evogene Inc. was engaged in research and development in the field of insect control. and located in the Bio-Research and Development Growth (BRDG) Park, in St. Louis, Missouri, United States.

Biomica Ltd. was incorporated on March 2, 2017, with the mission of discovering and developing human microbiome-based therapeutics.

AgPlenus Ltd. was incorporated on June 10, 2018, with the mission to design effective and sustainable crop protection ag-chemicals products by leveraging predictive biology.

On August 27, 2020, AgPlenus Ltd. incorporated a wholly owned U.S. subsidiary, AgPlenus Inc.

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 1: –    GENERAL (Cont.)

Lavie Bio Ltd. was incorporated on January 21, 2019, with the mission to improve food quality and sustainability through the introduction of microbiome-based ag-biologicals products. In 2019, Lavie Bio Ltd. incorporated two wholly owned subsidiaries, Lavie Bio Inc., located in the Bio-Research and Development Growth (BRDG) Park, in St. Louis, Missouri, United States, and Lavie Bio Tech Inc. Lavie Bio Tech Inc. wholly owns as a subsidiary Taxon Biosciences, Inc. (see item d below).

Canonic Ltd. was incorporated on March 25, 2019, with the mission to develop next-generation medical cannabis products.

d.
On August 6, 2019, Corteva Inc. (“Corteva”) invested in the Company's agriculture biologicals subsidiary, Lavie Bio Ltd., which included a cash investment of $10,000 and the contribution of all shares of Corteva’s wholly owned subsidiary Taxon Biosciences, Inc. for 27.84% of Lavie Bio Ltd.'s shares. As part of the foregoing transaction, the parties entered into a commercial arrangement, including with respect to the commercialization by Corteva of Lavie Bio Ltd.’s products, mainly in corn and soybean.

e.
On September 2, 2020, the Company issued 5,882,353 ordinary shares in a registered direct offering, for gross proceeds of $10,000 and on November 2, 2020, the Company issued 3,920,000 ordinary shares and 883,534 pre-funded warrants in a second registered direct offering, for gross proceeds of $12,000. On January 4, 2021, all 883,534 pre-funded warrants were exercised into 883,534 of the Company's ordinary shares at an exercise price of $0.01 per pre-funded warrant for a total amount of $9.

f.
On January 14, 2021, the Company entered into a Controlled Equity Offering Sales Agreement (the “January 2021 Sales Agreement”). In January and February 2021, pursuant to the January 2021 Sales Agreement, in an “at the market” (“ATM”) offering, the Company issued an aggregate of 3,803,594 ordinary shares with a weighted average selling price of $7.36 per share, resulting in gross proceeds of $28,000.

On February 19, 2021, the Company entered into a Controlled Equity Offering Sales Agreement (the “February 2021 Sales Agreement”). In accordance with the terms of the February 2021 Sales Agreement, from time to time the Company may offer and sell its ordinary shares in an ATM offering having an aggregate offering price of up to $50,000. In April 2021, pursuant to the February 2021 Sales Agreement, the Company issued 197,525 ordinary shares with a weighted average selling price of $4.70 per share, resulting in gross proceeds of $930.

g.
The Company’s subsidiaries and divisions are split into three operating segments: (1) Agriculture - Evogene seed traits division, Lavie Bio Ltd. and Ag Plenus Ltd.; (2) Human – Biomica Ltd. and Canonic Ltd.; and (3) Industrial – Casterra Ag Ltd. (see also Note 7).

h.
The duration, scope and effects of the ongoing COVID-19 pandemic, government and other third-party responses to it, and the related macroeconomic effects, and the extent of its impact on the Company’s operational and financial performance will depend on certain developments. The Company considered the impact of COVID-19 on the estimates and assumptions and determined that there were no material adverse impacts on the consolidated financial statements for the period ended June 30, 2021. As events continue to evolve and additional information becomes available, the Company’s estimates and assumptions may change in future periods.

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 2: -     SIGNIFICANT ACCOUNTING POLICIES

a.	Basis of preparation of the interim consolidated financial statements:

The interim consolidated financial statements for the six months ended June 30, 2021 have been prepared in accordance with International Accounting Standard 34, “Interim Financial Reporting.”

The accompanying unaudited interim financial statements should be read in conjunction with the audited consolidated financial statements and accompanying notes for the year ended December 31, 2020, included in the Company’s Annual Report on Form 20-F filed with the Securities and Exchange Commission (the “SEC”) on April 2, 2021.

The accompanying consolidated balance sheet as of June 30, 2021, the consolidated statements of profit or loss, the statement of changes in shareholders’ equity and the consolidated statements of cash flows for the six months ended June 30, 2021 and 2020 are unaudited. These unaudited interim consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) and applicable rules and regulations of the SEC regarding interim financial reporting. In management’s opinion, the unaudited interim consolidated financial statements include all adjustments of a normal recurring nature necessary for the fair presentation of the Company’s financial position as of June 30, 2021, as well as its results of operations and cash flows for the six months ended June 30, 2021 and 2020. The results of operations for the six months ended June 30, 2021 are not necessarily indicative of the results that may be expected for the year ending December 31, 2021.

The significant accounting policies applied in the preparation of the interim consolidated financial statements are consistent with those followed in the preparation of the 2020 annual consolidated financial statements.

b.	Amendment to IAS 16, "Property, Plant and Equipment":

In May 2020, the IASB issued an amendment to IAS 16, "Property, Plant and Equipment" ("the IAS 16 Amendment"). The IAS 16 Amendment prohibits a company from deducting from the cost of property, plant and equipment ("PP&E") consideration received from the sales of items produced while the company is preparing the asset for its intended use. Instead, the company should recognize such consideration and related costs in profit or loss.

The IAS 16 Amendment is effective for annual reporting periods beginning on or after January 1, 2022, with earlier application permitted. The IAS 16 Amendment is to be applied retrospectively, but only to items of PP&E made available for use on or after the beginning of the earliest period presented in the financial statements in which the company first applies the IAS 16 Amendment. The Company should recognize the cumulative effect of initially applying the IAS 16 Amendment as an adjustment to the opening balance of retained earnings at the beginning of the earliest period presented.

The Company estimates that the application of the IAS 16 Amendment is not expected to have a material impact on its financial statements.

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 2: -      SIGNIFICANT ACCOUNTING POLICIES (Cont.)

c.	Amendment to IAS 37, "Provisions, Contingent Liabilities and Contingent Assets":

In May 2020, the IASB issued an amendment to IAS 37, regarding which costs a company should include when assessing whether a contract is onerous ("the IAS 37 Amendment"). According to the IAS 37 Amendment, costs of fulfilling a contract include both the incremental costs (for example, raw materials and direct labor) and an allocation of other costs that relate directly to fulfilling a contract (for example, depreciation of an item of property, plant and equipment used in fulfilling the contract).

The IAS 37 Amendment is effective for annual periods beginning on or after January 1, 2022 and applies to contracts for which all obligations in respect thereof have not yet been fulfilled as of January 1, 2022. Early application is permitted.

The Company estimates that the application of the IAS 37 Amendment is not expected to have a material impact on its financial statements.

d.	Annual improvements to IFRSs 2018-2020:
In May 2020, the IASB issued certain amendments in the context of the Annual Improvements to IFRSs 2018-2020 Cycle. The main amendment is to IFRS 9, "Financial Instruments" ("the IFRS 9 Amendment"). The IFRS 9 Amendment clarifies which fees a company should include in the "10% test" described in paragraph B3.3.6 of IFRS 9 when assessing whether the terms of a debt instrument that has been modified or exchanged are substantially different from the terms of the original debt instrument.

The IFRS 9 Amendment is effective for annual periods beginning on or after January 1, 2022. Early application is permitted. The IFRS 9 Amendment is to be applied to debt instruments that are modified or exchanged commencing from the year in which the IFRS 9 Amendment is first applied.

The Company estimates that the application of the IFRS 9 Amendment is not expected to have a material impact on its financial statements.

NOTE 3: -	COLLABORATION AND RESEARCH AGREEMENTS-

During the six months ended June 30, 2021, the Company did not enter into new collaboration agreements which amount to 10% or more of its total revenues for the period.

NOTE 4: -        MARKETABLE SECURITIES

	June 30, 2021	December 31, 2020
	Unaudited	Audited

Financial assets measured at fair value through profit or loss:

Participation certificates in trust funds – Level 1	$13,574	$-
Corporate bonds and government treasury notes – Level 2	7,035	-
	$20,609	$-

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 4: -       MARKETABLE SECURITIES (Cont.)

During the six months ended June 30, 2021 and the year ended December 31, 2020, there were no transfers due to the fair value measurement of any financial instrument to or from Levels 1, 2 and 3.

NOTE 5: -     LIABILITIES IN RESPECT OF GOVERNMENT GRANTS

	June 30, 2021	December 31, 2020
	Unaudited	Audited

Balance at January 1,	$3,766	$3,362
Grants received	380	320
Royalties paid	(20)	(22)
Amounts recorded in profit or loss	(16)	106
	$4,110	$3,766

The Company received research and development grants from the Israel Innovation Authority (“IIA”) and undertook to pay royalties of 3% of revenues derived from research and development projects that were financed by the IIA, of up to 100% of the grants received. As of June 30, 2021, the Company received grants amounting to $8,178 (including accrued interest), of which $3,514 were repaid to date.

NOTE 6: -      SHARE- BASED COMPENSATION

a.	Expenses recognized in the financial statements:

The expense recognized in the Company's financial statements for services provided by employees and service-providers is as follows:

	Six months ended June 30,
	2021	2020
	Unaudited

Share-based compensation - Attributable to equity holders of the Company	$234	$68
Share-based compensation - Attributable to non-controlling interests	855	2,721
	$1,089	$2,789

Evogene Ltd. maintains four share option and equity incentive plans: the Evogene Share Option Plan (2002), the Evogene Ltd. Key Employee Share Incentive Plan, 2003, the Evogene Ltd. 2013 Share Option Plan and the Evogene Ltd. 2021 Share Incentive Plan. All such option and incentive plans provide for the grant of options to purchase the Company's ordinary shares and generally expire 10 years from the grant date.

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 6: -      SHARE- BASED COMPENSATION (Cont.)

b.	Evogene Ltd. share-based payment plan for employees, directors and consultants:

During the six months ended June 30, 2021 and 2020, the board of directors of Evogene Ltd. approved to grant its employees, directors and consultants an aggregate of 217,500 and 790,000 options, respectively. The fair value of the options determined at their grant date using the binomial model was approximately $356 and $184, respectively.

c.	Evogene Ltd. share options activity:

The following table summarizes the number of share options, the weighted average exercise price, and the changes that were made in the option plans to employees, consultants and directors of Evogene Ltd. as of June 30, 2021 and June 30, 2020 and during the periods then ended:

	2021		2020
	Number of options	Weighted average exercise prices ($)	Number of options	Weighted average exercise prices ($)

Outstanding on January 1,	4,030,702	6.24	4,335,017	7.08
Granted	217,500	6.27	790,000	1.10
Exercised	(136,383)	2.96	-	-
Forfeited	(360,980)	10.50	(807,468)	6.95
Outstanding on June 30,	3,750,839	6.42	4,317,549	5.99
Exercisable at June 30,	2,417,326	7.67	2,511,019	8.74

d.
The Company's subsidiaries maintain share option and incentive plans with similar terms and conditions. During the six months ended June 30, 2021 and 2020, the Company's subsidiaries approved to grant their employees, directors and consultants 431,851 and 775,848 options, respectively. The fair value of the options determined at their grant date using the binomial model was approximately $1,311 and $4,068, respectively. The fair value was estimated using the binomial model.

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 6: -       SHARE- BASED COMPENSATION (Cont.)

The following table summarizes the number of share options, the weighted average exercise price, and the changes that were made in the option plans to employees, consultants and directors of the Company's subsidiaries as of June 30, 2021 and June 30, 2020 and during the periods then ended:

	2021		2020
	Number of options*	Weighted average exercise prices* ($)	Number of options	Weighted average exercise prices ($)

Outstanding on January 1,	1,798,780	0.90	460,038	0.13
Granted	431,851	4.71	775,848	1.94
Exercised	-	-	-	-
Forfeited	(16,485)	0.20	(40,484)	0.20
Outstanding on June 30,	2,214,146	1.65	1,195,402	1.31
Exercisable at June 30,	1,007,821	0.63	502,257	0.17

*) Retroactively reflect the 1:10 ordinary share split implemented on June 8, 2021, in Canonic Ltd.

e.	The total compensation cost related to all of the Company's equity-based awards, recognized during the presented periods was comprised as follows:

	Six months ended June 30,
	2021	2020
	Unaudited

Research and development, net	$532	$1,404
Business development	269	897
General and administrative	288	488

	$1,089	$2,789

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 7: -    OPERATING SEGMENTS

a.	General:

The Company operates in three segments, Agriculture, Industry and Human. The Agriculture segment consists of the parent company, Evogene, and two of Evogene’s subsidiaries, Lavie Bio Ltd. and AgPlenus Ltd. The Human segment consists of Evogene’s subsidiaries, Biomica Ltd. and Canonic Ltd. The Industry segment consists of Evogene’s subsidiary Casterra Ag Ltd. The segments were determined on the basis of information considered by the Chief Operating Decision-Maker (“CODM”) for purposes of decision-making on the allocation of resources and evaluation of performance. The following Company's segments are engaged in business activities for which they earn revenues and incur expenses, their results are reviewed by the CODM and discrete financial information is available:

Agriculture segment	-	Develops seed traits, ag-chemical products, and ag-biological products to improve plant performance.

Industry segment	-	Develops improved castor bean seeds to serve as a feedstock source for other industrial uses.

Human segment	-	Discovery and development of human microbiome-based therapeutics and cannabis activity.

Unallocated	-	Other corporate expenses and general development of enabling technologies for optimization.

Each segment’s performance is determined based on operating loss reported in the financial statements. The results of a segment reported to the CODM include items attributed directly to a segment, as well as other items, which are indirectly attributed using reasonable assumptions and exclude share-based compensation charges as they are not considered in the internal operating plans and measurement of the segment’s financial performance.

b.	The following table presents the Company’s revenues and operating loss by segments:

	Agriculture	Industry	Human	Unallocated	Total
	Unaudited

For the six months ended June 30, 2021

Revenues	$396	$-	$25	$47	$468

Operating loss	$(5,144)	$(73)	$(3,257)	$(5,231)	$(13,705)

Net financing expense					$(302)

Loss before taxes on income					$(14,007)

c.	The following table presents the Company’s revenues and operating loss by segments:

	Agriculture	Industry	Human	Unallocated	Total
	Unaudited

For the six months ended June 30, 2020

Revenues	$354	$-	$-	$19	$373

Operating loss	$(4,392)	$(147)	$(1,861)	$(5,684)	$(12,084)

Net financing income					$59

Loss before taxes on income					$(12,025)

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 7: -      OPERATING SEGMENTS (Cont.)

d.	Major customers:

Detailed below are revenues from major customers each of whom amounts to 10% or more, of total revenues. The revenues from major customers detailed below were recorded in the Agriculture segment:

	Six months ended June 30,
	2021	2020
	Unaudited

Customer A	-	12%
Customer B (subsidiary shareholder)	34%	67%
Customer C	40%	-
Customer D	*)-	12%
Customer E	13%	-

  *) Represents an amount lower than 10%.

e.	Geographical information:

Revenues based on the location of the customers, are as follows:

	Six months ended June 30,
	2021	2020
	Unaudited

United States	73%	67%
Israel	24%	17%
Brazil	3%	12%
Other	-	4%

	100%	100%

The carrying amounts of non-current assets (property, plant and equipment property and intangible assets) in Evogene’s country of domicile (Israel) and in the United States based on the location of the assets, are as follows:

	June 30, 2021	December 31, 2020
	Unaudited	Audited

United States	89%	82%
Israel	11%	18%
	100%	100%